EXHIBIT (G)(2)

INVESTMENT CO-MANAGEMENT AGREEMENT

AGREEMENT, dated as of March 28, 2013 by and among Hatteras Master Fund, L.P. (the “Fund”), Hatteras Investment Partners, LLC, a Delaware limited liability company (“HIP”), and Morgan Creek Capital Management, LLC, a North Carolina limited liability company (“MCCM”).

WHEREAS, HIP is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”);

WHEREAS, HIP has entered into an investment co-management agreement (the “HIP Investment Co-Management Agreement”) with the Fund, an investment company registered under the Investment Company Act of 1940, as amended (“Investment Company Act”);

WHEREAS, MCCM is registered as an investment adviser under the Advisers Act;

WHEREAS, the Board of Directors (each Board member individually a “Director” and together the “Directors”) of the Fund desires to retain MCCM to render investment advisory and other services to the Fund, in the manner and on the terms hereinafter set forth; and

WHEREAS, MCCM is willing to furnish such services to the Fund;

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein, and intending to be legally bound hereby, the Fund, HIP and MCCM agree as follows:

1. APPOINTMENT OF MCCM AS CO-INVESTMENT MANAGER

The Fund hereby appoints MCCM to act as an investment adviser for the Fund, subject to the supervision and oversight of HIP and the Directors of the Fund, and in accordance with the terms and conditions of this Agreement. MCCM will be an independent contractor and will have no authority to act for or represent the Fund or HIP in any way or otherwise be deemed an agent of the Fund or HIP except as expressly authorized in this Agreement or another writing by the Fund, HIP and MCCM. MCCM’s services under this Agreement are not exclusive. MCCM may provide the same or similar services to other clients.

2. ACCEPTANCE OF APPOINTMENT

MCCM accepts that appointment and agrees to render the services herein set forth, for the compensation herein provided.

The assets of the Fund will be maintained in the custody of a custodian (who shall be identified by HIP in writing). MCCM will not have custody of any securities, cash or other assets of the Fund and will not be liable for any loss resulting from any act or omission of the custodian.

3. SERVICES TO BE RENDERED BY MCCM TO THE FUND

A. As an investment adviser to the Fund, MCCM will be involved with all aspects of the Fund’s investment program including, without limitation, asset allocation, portfolio construction, and manager search and selection.

B. As part of the services it will provide hereunder, MCCM will:

(i) advise HIP in writing as to the recommended allocation of assets of the Fund among portfolio managers, including dates for retaining and terminating portfolio managers, and provide (quarterly during HIP’s and MCCM’s quarterly Core Alternatives Fund meeting (the “CA Meeting”)) to HIP a quarterly “Strategy Outlook” describing MCCM’s macro perspective and overview for strategy weightings in the Fund;

(ii) as part of the CA Meeting, provide, document and review portfolio construction for the Fund implementing the Strategy Outlook and portfolio manager selection process as necessary (in the discretion of HIP);

(iii) research, identify, recommend, monitor, evaluate and meet with potential portfolio managers as part of its manager due diligence responsibilities. This process will incorporate, without limitation, and as deemed reasonably necessary in the reasonable discretion of MCCM, initial onsite review, an assessment of the performance of portfolio managers recommended by MCCM and which are managing assets of the Fund and a periodic written recommendations to HIP and an annual written update for all underlying funds that are not in the process of being redeemed;

(iv) conduct operational due diligence as reasonably agreed upon by HIP and MCCM from time to time.

(v) upon the mutual agreement of HIP and MCCM, prepare a private equity cash flow model, including a review of the current and estimated exposure level to private investments. This review will also incorporate a review of commitment levels for the Fund’s vintage year program. The Private Equity Cash Flow Model is to be provided, documented and reviewed during HIP’s and MCCM’s dedicated “Private Investment Meeting”;

(vi) provide risk management oversight in a manner consistent with the risk management oversight provided to similar clients of MCCM as reasonably agreed upon by HIP and MCCM from time to time;

(vii) upon the reasonable request of HIP, review and comment upon offering documents and ancillary sales materials prepared by HIP for the Fund;

(viii) provide underlying fund, strategy and manager level exposure reporting, including, without limitation, an analysis of geography, leverage, underlying fund size and other statistical exposures. Exposure reporting must be documented and provided to HIP as of each quarter end, within 60 days after the quarter end;

(ix) participate, at the request of HIP and as mutually agreed to by MCCM, in educational meetings with customers and other prospective investors in the Fund;

(x) maintain such books and records as mutually deemed appropriate by MCCM and HIP relating to the recommendations, retention, performance and services of portfolio managers recommended by MCCM and selected by the Fund’s Investment Committee to manage the assets of the Fund; and

(xi) hold a quarterly financial advisor call with HIP.

C. In furnishing services hereunder, MCCM shall be subject to, and shall perform in accordance with, the following: (i) the Fund’s limited partnership agreement and/or other governing instruments, as the same may be hereafter modified and/or amended from time to time (“Governing Documents”); (ii) the currently effective registration statement of the Fund and each feeder fund as filed with the Securities and Exchange Commission (“SEC”) and delivered to MCCM; (iii) the Investment Company Act and the Advisers Act and the rules under each, and all other federal and state laws or regulations applicable to the Fund; (iv) the Fund’s Compliance Manual and other policies and procedures adopted from time to time by the Board of Directors of the Fund; and (v) the written instructions of HIP. In performing the services hereunder, MCCM shall act with the same levels of care and diligence as it acts with respect to performing services for the other funds advised by it, it being understood that MCCM may provide additional and/or different services to other clients that are not provided to the Fund. Notwithstanding the foregoing, MCCM acknowledges that no investment will be made without the affirmative vote of each of the members of HIP’s and MCCM’s joint investment committee (the “Investment Committee”).

D. MCCM, at its expense, will furnish: (i) all necessary facilities (including office space, furnishings, and equipment) and personnel, including salaries, expenses and fees of any personnel required for MCCM to faithfully perform its duties under this Agreement; and (ii) administrative facilities and all equipment necessary for the efficient conduct of MCCM’s duties under this Agreement.

E. On occasions when MCCM deems the purchase of a security to be in the best interest of the Fund as well as other clients of MCCM, allocation of the securities so purchased, as well as the expenses incurred in the transaction, will be made by MCCM in the manner which MCCM considers to be the most equitable and consistent with its fiduciary obligations to the Fund and to its other clients. HIP agrees that MCCM and its affiliates may give advice and take action in the performance of their duties with respect to any of their other clients that may differ from advice given, or the timing or nature of actions taken, with respect to the Fund. HIP also acknowledges that MCCM and its affiliates are fiduciaries to other entities and persons, some of which have similar investment objectives (and will hold the same or similar investments) as the Fund, and that MCCM will carry out its duties hereunder together with its duties under such relationships. Nothing in this Agreement shall be deemed to confer upon MCCM any obligation to purchase or to recommend for purchase for the Fund any investment that MCCM, its affiliates, officers or employees may purchase or sell for its or their own account or for the account of any client, if in the sole and absolute discretion of MCCM it is for any reason impractical or undesirable to take such action or make such recommendation for the Fund.

F. MCCM will maintain all accounts, books and records with respect to the Fund as are required of an investment adviser pursuant to the Advisers Act and the rules thereunder.

4. COMPENSATION OF MCCM

Pursuant to the terms of HIP’s limited liability operating agreement and related member agreement, MCCM is entitled to receive 30% of any management fees received by HIP (“Management Fees”) from the Fund on the first one billion dollars of assets under management (“AUM”) of the Fund; 40% of Management Fees on the second billion dollars of AUM of the Fund; and 50% of Management Fees on AUM of the Fund over two billion dollars. Additionally, MCCM is entitled to receive 30% of any performance allocation received by Hatteras Investment Management, LLC (“Performance Allocation”) from the Fund on the first one billion dollars of AUM of the Fund; 40% of Performance Allocation on the second billion dollars of AUM of the Fund; and 50% of Performance Allocation on AUM of the Fund over two billion dollars.

5. LIABILITY AND INDEMNIFICATION

A. Except as may otherwise be provided by the Investment Company Act or any other federal securities law, neither MCCM nor any of its officers, directors, partners, members or employees (its “Affiliates”) shall be liable for any losses, claims, damages, liabilities or litigation (including legal and other expenses) incurred or suffered by HIP or the Fund as a result of, including but not limited to, any act or omission in the course of, or connected with, rendering services hereunder by MCCM or its Affiliates, any error of judgment or mistake of law by MCCM or its Affiliates with respect to the Fund, except that nothing in this Agreement shall operate or purport to operate in any way to exculpate, waive or limit the liability of MCCM or its Affiliates for, and MCCM shall indemnify and hold harmless the Fund, HIP, all affiliated persons thereof (within the meaning of Section 2(a)(3) of the Investment Company Act) and all controlling persons (as described in Section 15 of the Securities Act of 1933, as amended (“1933 Act”)) (collectively, “HIP Indemnitees”) against, any and all losses, claims, damages, liabilities or litigation (including reasonable legal and other expenses) to which any of HIP Indemnitees may become subject under the 1933 Act, the Investment Company Act, the Advisers Act, or under any other statute, at common law or otherwise arising out of or based on (i) any willful misconduct, bad faith, reckless disregard or gross negligence of MCCM in the performance of any of its duties or obligations hereunder; or (ii) any untrue statement of a material fact contained in any Prospectus, SAI, Offering Memorandum, proxy materials, reports, advertisements, sales literature, or other materials pertaining to the Fund or the omission to state therein a material fact known to MCCM which was required to be stated therein or necessary to make the statements therein not misleading, if such statement or omission was made in reliance upon written information furnished to HIP or the Fund by MCCM Indemnitees (as defined below) for use therein.

B. Except as may otherwise be provided by the Investment Company Act or any other federal securities law, HIP, the Fund and their respective Affiliates shall not be liable for any losses, claims, damages, liabilities or litigation (including legal and other expenses) incurred or suffered by MCCM as a result of, including but not limited to, any error of judgment or mistake of law by HIP, the Fund and their respective Affiliates with respect to the Fund, except that nothing in this Agreement shall operate or purport to operate in any way to exculpate, waive or limit the liability of HIP for, and HIP shall indemnify and hold harmless MCCM, all affiliated persons thereof (within the meaning of Section 2(a)(3) of the Investment Company Act) and all controlling persons (as described in Section 15 of the 1933 Act) (collectively, “MCCM Indemnitees”) against any and all losses, claims, damages, liabilities or litigation (including reasonable legal and other expenses) to which any of MCCM Indemnitees may become subject under the 1933 Act, the Investment Company Act, the Advisers Act, or under any other statute, at common law or otherwise arising out of or based on (i) any willful misconduct, bad faith, reckless disregard or gross negligence of HIP in the performance of any of its duties or obligations hereunder or (ii) any untrue statement of a material fact contained in any Prospectus, SAI, Offering Memorandum, proxy materials, reports, advertisements, sales literature, or other materials pertaining to the Fund or the omission to state therein a material fact known to HIP that was required to be stated therein or necessary to make the statements therein not misleading, unless such statement or omission was made in reliance upon information furnished to MCCM or the Fund by HIP Indemnitees for use therein.

6. REPRESENTATIONS OF HIP

HIP represents, warrants and agrees that:

A. HIP has adopted a written code of ethics complying with the requirements of Rule 17j-1 under the Investment Company Act and Rule 204A-1 of the Advisers Act and will provide MCCM with a copy of such code of ethics. Within forty-five days of the end of the last calendar quarter of each year that this Agreement is in effect, and as otherwise requested, the president, theChief Compliance Officer or a vice-president of HIP shall certify to the Chief Compliance Officer of the Fund that HIP has complied with the requirements of Rule 17j-1 and Rule 204A-1 during the previous year and that there has been no material violation of HIP’s code of ethics or, if such a material violation has occurred, that appropriate action was taken in response to such violation.

B. HIP is currently in material compliance and shall at all times continue to materially comply with the requirements imposed upon HIP by applicable law and regulations.

C. HIP (i) is registered as an investment adviser under the Advisers Act and will continue to be so registered for so long as this Agreement remains in effect; (ii) is not prohibited by the Investment Company Act, the Advisers Act or other law, regulation or order from performing the services contemplated by this Agreement; (iii) has met and will seek to continue to meet for so long as this Agreement is in effect, any other applicable federal or state requirements, or the applicable requirements of any regulatory or industry self-regulatory agency necessary to be met in order to perform the services contemplated by this Agreement; and (iv) will promptly notify MCCM of the occurrence of any event that would disqualify HIP from serving as investment manager of an investment company pursuant to Section 9(a) of the Investment Company Act or otherwise. HIP will also promptly notify MCCM if it is served or otherwise receives notice of any action, suit, proceeding, inquiry or investigation, at law or in equity, before or by any court, public board or body, involving the affairs of the Fund, provided, however, that routine regulatory examinations shall not be required to be reported by this provision.

D. HIP has provided the Fund and MCCM with a copy of its Form ADV Part 1, which as of the date of this Agreement is its Form ADV as most recently filed with the SEC and ADV Part 2A and promptly will furnish a copy of all amendments to the Fund and MCCM at least annually. Such amendments shall reflect all changes in HIP’s organizational structure, professional staff or other significant developments affecting HIP, as required by the Advisers Act.

E. HIP will notify the Fund and MCCM of any potential assignment of this Agreement or change of control of HIP, as applicable, and any changes in the key personnel who are either the portfolio manager(s) of the Fund or senior management of HIP, in each case prior to or promptly after, such change. HIP agrees to bear all reasonable expenses of the Fund, if any, arising out of an assignment or change in control.

F. HIP will promptly notify the Fund and MCCM of any financial condition that is likely to impair HIP’s ability to fulfill its commitment under this Agreement.

G. HIP agrees to maintain an appropriate level of errors and omissions or professional liability insurance coverage.

H. The execution, delivery and performance of this Agreement do not, and will not, conflict with, or result in any violation or default under, any agreement to which Investment Manager or any of its Affiliates are a party.

7. REPRESENTATIONS OF MCCM

MCCM represents, warrants and agrees that:

A. MCCM is currently in material compliance and shall at all times continue to materially comply with the requirements imposed upon MCCM by applicable law and regulations.

B. MCCM (i) is registered as an investment adviser under the Advisers Act and will continue to be so registered for so long as this Agreement remains in effect; (ii) is not prohibited by the Investment Company Act, the Advisers Act or other law, regulation or order from performing the services contemplated by this Agreement; (iii) has met and will seek to continue to meet for so long as this Agreement remains in effect, any other applicable federal or state requirements, or the applicable requirements of any regulatory or industry self-regulatory agency necessary to be met in order to perform the services contemplated by this Agreement; (iv) has the authority to enter into and perform the services contemplated by this Agreement; and (v) will promptly notify HIP of the occurrence of any event that would disqualify MCCM from serving as an investment adviser of an investment company pursuant to Section 9(a) of the Investment Company Act or otherwise. MCCM will also promptly notify the Fund and HIP if it is served or otherwise receives notice of any action, suit, proceeding, inquiry or investigation, at law or in equity, before or by any court, public board or body, involving the affairs of the Fund, provided, however, that routine regulatory examinations shall not be required to be reported by this provision.

C. MCCM has adopted a written code of ethics complying with the requirements of Rule 17j-1 under the Investment Company Act and Rule 204A-1 under the Advisers Act and will provide HIP and the Board with a copy of such code of ethics, together with evidence of its adoption. Within forty-five days of the end of the last calendar quarter of each year that this Agreement is in effect, and as otherwise requested, the president, the Chief Compliance Officer or a vice-president of MCCM shall certify to the Chief Compliance Officer of the Fund that MCCM has complied with the requirements of Rule 17j-1 and Rule 204A-1 during the previous year and that there has been no material violation of MCCM’s code of ethics or, if such a material violation has occurred, that appropriate action was taken in response to such violation.

D. MCCM has provided the Fund and HIP with a copy of its Form ADV Part 1, which as of the date of this Agreement is its Form ADV as most recently filed with the SEC and ADV Part 2A and promptly will furnish a copy of all amendments to the Fund and HIP at least annually. Such amendments shall reflect all changes in MCCM’s organizational structure, professional staff or other significant developments affecting MCCM, as required by the Advisers Act.

E. MCCM will notify the Fund and HIP of any potential assignment of this Agreement or change of control of MCCM, as applicable, and any changes in the key personnel who are either the portfolio manager(s) of the Fund or senior management of MCCM, in each case prior to or promptly after, such change. MCCM agrees to bear all reasonable expenses of the Fund, if any, arising out of an assignment or change in control.

F. MCCM will promptly notify the Fund and HIP of any financial condition that is likely to impair MCCM’s ability to fulfill its commitment under this Agreement.

G. MCCM agrees to maintain an appropriate level of errors and omissions or professional liability insurance coverage.

H. The execution, delivery and performance of this Agreement do not, and will not, conflict with, or result in any violation or default under, any agreement to which MCCM or any of its Affiliates are a party.

8. SUPPLEMENTAL ARRANGEMENTS

MCCM may from time to time employ or associate itself with any person it believes to be particularly suited to assist it in providing the services to be performed by such MCCM hereunder, provided that no such person shall perform any services with respect to the Fund that would constitute an assignment or require a written advisory agreement pursuant to the Investment Company Act. Any compensation payable to such persons shall be the sole responsibility of MCCM, and neither HIP nor the Fund shall have any obligations with respect thereto or otherwise arising under the Agreement.

9. REGULATION

MCCM shall submit to all regulatory and administrative bodies having jurisdiction over the services provided pursuant to this Agreement any information, reports, or other material which any such body by reason of this Agreement may request or require pursuant to applicable laws and regulations.

10. RECORDS

The records relating to the services provided under this Agreement shall be the property of the Fund and shall be under its control; however, the Fund shall furnish to MCCM such records and permit MCCM to retain such records (either in original or in duplicate form) as MCCM shall reasonably require in order to carry out its business. In the event of the termination of this Agreement, such other records shall promptly be returned to the Fund by MCCM free from any claim or retention of rights therein, provided that MCCM may retain any such records that are required to be retained by it by law or regulation. HIP and MCCM shall keep confidential any information obtained in connection with their respective duties hereunder and shall disclose such information only if the Fund has authorized such disclosure or if such disclosure is expressly required or requested by applicable federal or state regulatory authorities, or otherwise required by law.

11. DURATION OF AGREEMENT

This Agreement shall become effective upon the date first above written, provided that this Agreement shall not take effect unless it has first been approved: (i) by a vote of a majority of those Directors of the Fund who are not “interested persons” (as defined in the Investment Company Act) of any party to this Agreement (“Independent Directors”), cast in person at a meeting called for the purpose of voting on such approval, and (ii) by vote of a majority of the Fund’s outstanding voting securities. This Agreement shall continue in effect for a period of more than two years from the date of its execution only so long as such continuance is specifically approved at least annually by the Board of Directors provided that in such event such continuance shall also be approved by the vote of a majority of the Independent Directors cast in person at a meeting called for the purpose of voting on such approval.

12. TERMINATION OF AGREEMENT

This Agreement may be terminated at any time, without the payment of any penalty, by the Board of Directors, including a majority of the Independent Directors, or by the vote of a majority of the outstanding voting securities of the Fund, on sixty (60) days’ written notice to HIP and MCCM, or by HIP or MCCM on sixty (60) days’ written notice to the Fund and the other party. This Agreement will automatically terminate, without the payment of any penalty, (i) in the event of its assignment (as defined in the Investment Company Act), or (ii) in the event the HIP Investment Co-Management Agreement between HIP and the Fund is assigned (as defined in the Investment Company Act) or terminates for any other reason. This Agreement will also terminate upon written notice to the other party that the other party is in material breach of this Agreement, unless the party in material breach of this Agreement cures such breach to the reasonable satisfaction of the party alleging the breach within thirty (30) days after written notice.

13. AMENDMENTS TO THE AGREEMENT

Except to the extent permitted by the Investment Company Act or the rules or regulations thereunder or pursuant to exemptive relief granted by the SEC, this Agreement may be amended by the parties only if such amendment, if material, is specifically approved by the vote of a majority of the outstanding voting securities of the Fund (unless such approval is not required by Section 15 of the Investment Company Act as interpreted by the SEC or its staff or unless the SEC has granted an exemption from such approval requirement) and by the vote of a majority of the Independent Directors cast in person at a meeting called for the purpose of voting on such approval.

14. ASSIGNMENT

Any assignment (as that term is defined in the Investment Company Act) of this Agreement made by MCCM shall result in the automatic termination of this Agreement, as provided in Section 12 hereof. Notwithstanding the foregoing, no assignment shall be deemed to result from any changes in the directors, officers or employees of such MCCM except as may be provided to the contrary in the Investment Company Act or the rules or regulations thereunder.

15. ENTIRE AGREEMENT

This Agreement contains the entire understanding and agreement of the parties with respect to the Fund.

16. HEADINGS

The headings in the sections of this Agreement are inserted for convenience of reference only and shall not constitute a part hereof.

17. NOTICES

All notices required to be given pursuant to this Agreement shall be delivered or mailed to the address listed below of each applicable party in person or by registered or certified mail or a private mail or delivery service providing the sender with notice of receipt or to such other address as specified in a notice duly given to the other party. Notice shall be deemed given on the date delivered or mailed in accordance with this paragraph.

For:	Hatteras Investment Partners, LLC

8540 Colonnade Center Drive

Suite 401

Raleigh, NC 27615

Attn: J. Michael Fields

For:	Morgan Creek Capital Management, LLC

301 West Barbee Chapel Road

Suite 200

Chapel Hill, NC 27517

Attn: _______________________

18. SEVERABILITY

Should any portion of this Agreement for any reason be held to be void in law or in equity, the Agreement shall be construed, insofar as is possible, as if such portion had never been contained herein.

19. GOVERNING LAW

The provisions of this Agreement shall be construed and interpreted in accordance with the laws of the State of Delaware, without reference to conflict of law or choice of law doctrines, or any of the applicable provisions of the Investment Company Act. To the extent that the laws of the State of Delaware, or any of the provisions in this Agreement, conflict with applicable provisions of the Investment Company Act, the latter shall control.

20. INTERPRETATION

Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the Investment Company Act shall be resolved by reference to such term or provision of the Investment Company Act and to interpretations thereof, if any, by the United States courts or, in the absence of any controlling decision of any such court, by rules, regulations or orders of the SEC validly issued pursuant to the Investment Company Act. Specifically, the terms “vote of a majority of the outstanding voting securities,” “interested persons,” “assignment,” and “affiliated persons,” as used herein shall have the meanings assigned to them by Section 2(a) of the Investment Company Act. In addition, where the effect of a requirement of the Investment Company Act reflected in any provision of this Agreement is relaxed by a rule, regulation or order of the SEC, whether of special or of general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first mentioned above.

HATTERAS INVESTMENT PARTNERS, LLC		MORGAN CREEK CAPITAL MANAGEMENT, LLC

By:	/s/ J. Michael Fields	By:	/s/ Mark W. Yusko
Name:	J. Michael Fields	Name:	Mark W. Yusko
Title:	Chief Operating Officer	Title:	CEO & CIO

HATTERAS MASTER FUND, LP

By:	/s/ J. Michael Fields
Name:	J. Michael Fields
Title:	Secretary